

SECURITI 07009018 )N

Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-7072 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2006 (MM/DD/YY) AND ENDING 09/30/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST COMMAND FINANCIAL PLANNING, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 FIRSTCOMM PLAZA
(No. and Street)

FORT WORTH (City) TEXAS (State) 76109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL F. MORRISON 817-731-8621
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

2100 ROSS AVENUE, SUITE 1500 (Address) DALLAS (City) TEXAS (State) 75201 (Zip Code)

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL



**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, MICHAEL F. MORRISON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST COMMAND FINANCIAL PLANNING, INC., as of SEPTEMBER 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SANDRA K RISHEL
Notary Public, State of Texas
My Commission Expires
April 23, 2011


Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Command Financial Planning, Inc.

Statement of Financial Condition

September 30, 2007

| | |
|---|---|
| **Assets** | |
| Cash – demand deposits | $ 912,193 |
| Cash – money market account | 9,044,788 |
| Marketable securities at fair value | 2,658,378 |
| Commissions and select investor plan receivable | 10,356,514 |
| Accounts receivable, prepaid expenses, and other | 394,590 |
| Accounts receivable – parent company | 1,957,352 |
| Property, equipment, and software (net of accumulated depreciation and amortization of $7,331,666) | 1,184,580 |
| Total assets | $ 26,508,395 |
| | |
| **Liabilities and stockholder's equity** | |
| Accrued bonuses payable | $ 1,274,174 |
| Accrued commissions payable | 5,059,499 |
| Account payable – affiliate | 107,697 |
| Other accrued liabilities | 4,666,838 |
| Total liabilities | 11,108,208 |
| | |
| Commitments and contingencies (*Note 7*) | |
| | |
| Stockholder's equity: | |
| Common stock: | |
| Class A – voting | 2,046 |
| Class B – non-voting | 927 |
| Additional paid-in capital | 116,805 |
| Retained earnings | 15,280,528 |
| Treasury stock, at par | (119) |
| Total stockholder's equity | 15,400,187 |
| Total liabilities and stockholder's equity | $ 26,508,395 |

*See accompanying notes.*

END